410-325 Howe Street, Vancouver, British Columbia, Canada V6C 1Z7

Tel: (604) 687 3520        Fax: 1-888-889-4874

Tarsis and Estrella provide an update on Alianza transaction progress

March 10, 2015 - Vancouver, BC Tarsis Resources Ltd. (“Tarsis”) (TSXV-TCC) and Estrella Gold Corporation (“Estrella”) (TSXV-EST) are pleased to provide the following update on the acquisition of Estrella by Tarsis to join forces, combine efforts, reduce overhead, and become Alianza Minerals Ltd. The transaction is well underway and progressing on schedule. The transaction is expected to be completed by the end of April, except for the financing which may close in tranches before then.

Strong shareholder support from Estrella

The shareholders of Estrella have shown strong support for the transaction with 49.6% signing lock up agreements stating that they will vote in favour of the transaction as presented. This is a key item in completing the transaction and indicates that the transaction is very likely to be approved by the Estrella shareholders at the required shareholders meeting.

Financing terms amended and well underway

The $2 million financing is well underway with amounts currently being allocated to investors, including current shareholders, and new investors. Tarsis has agreed to change the price of the offering from the previously announced $0.35 per subscription receipt to $0.25 per subscription receipt, on a post share consolidation basis of one new share for ten old shares.

Each subscription receipt will become a unit on closing of the acquisition of Estrella, which is comprised of one common share and one common share purchase warrant exercisable to acquire one common share for a period of three years at $0. 40, on a post share consolidation basis. This will allow the four month hold period to commence sooner for the investors in the initial tranche.

Fairness opinion completed

The independent committee of the Board of Directors of Estrella commissioned Ross Glanville & Associates Ltd. and Bruce McKnight Minerals Advisor Services to complete a fairness opinion on the transaction. The opinion has been completed and it concluded that the transaction was “fair from a financial point of view to existing Estrella shareholders.” The completion of this report is one more step towards completing the transaction.

Information Circular completed

The information circular for meeting of the shareholders of Estrella to approve the transaction has been completed and will be mailed by March 13, 2015. The special meeting of the Estrella shareholders will be held on Wednesday, April 8, 2015, with closing of the transaction being scheduled for the end of April, 2015. The record date for shareholders of Estrella to be entitled to vote on the transaction is Wednesday, March 4, 2015.

New Name Reserved

The name Alianza Minerals Ltd. has been reserved for the new company. The new name, which is Spanish for “alliance”, was chosen to reflect the prospect generator model followed by the company. The Alianza team has also completed a detailed plan and budget and presented projects to potential interested parties at the PDAC conference in Toronto from March 1st to 4th.

Share Structure upon completion of the transaction

Upon completion of the merger, rollback and financing, the combined company will have the following shares outstanding:

Description	Common Shares	Percentage of Total
Shares held by former Tarsis Shareholders	6,114,044	32.6%
Shares held by Estrella Shareholders following the completion of the transaction	4,665,030	24.8%
Maximum number of shares held by subscribers of the Subscription Receipts	8,000,000	42.6%
TOTAL	18,779,074	100.0%

About Alianza

The new entity, Alianza Minerals Ltd. (“Alianza”), will be a prospect generator focused on the Americas, particularly the Cordilleran regions that characterize western North and South America. Alianza will have four projects in Peru, ten in Nevada, three in Mexico, and five in Yukon and the flexibility to acquire new projects in the Americas as opportunities arise. The Plan of Arrangement will have Tarsis acquiring Estrella’s shares on a one for one basis.  Tarsis will also complete a share consolidation and financing concurrent with the Plan of Arrangement.

On behalf of the Boards,

Marc G. Blythe, P.Eng., MBA. President and Chief Executive Officer Tarsis Resources Ltd.	Jason Weber, P.Geo. President and Chief Executive Officer Estrella Gold Corporation

For further information, contact:

Jason Weber, President and CEO of Estrella Marc Blythe, President and CEO of Tarsis Mark T. Brown, Director of Estrella and Tarsis Tel: (604) 687-3520 Fax: (888) 889-4874

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